FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 30, 2014	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Group net revenue and net income both up QoQ with all business segments reporting stronger results

•	Retail saw increased demand for stocks and investment trusts; Record client assets supported by favorable market conditions

•	Asset Management had a solid quarter driven by record assets under management, dividend income, and performance fees

•	Wholesale revenues and pretax income increased sequentially on contributions from international Fixed Income franchise and private equity unrealized gains

•	Robust financial position with total capital ratio of 14 percent and Tier 1 capital ratio of 12 percent under Basel 3

Tokyo, January 30, 2014—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2014.

Net revenue for the third quarter was 379.4 billion yen (US$3.6 billion)1, income before income taxes was 86.9 billion yen (US$826 million), and net income attributable to Nomura Holdings shareholders was 48.3 billion yen (US$459 million).

“We demonstrated consistent performance across all of our core businesses in the third quarter, reporting growth in revenues and pretax income compared to the previous quarter,” said Koji Nagai, Group Chief Executive Officer.

“Our results were driven by our robust Retail business which saw increased demand for stocks and investment trusts on the back of the market rally in Japan. Asset Management booked higher pretax income as assets under management climbed to their highest level ever on inflows into investment trusts and from institutional investors around the world.

“Wholesale posted an increase in revenues and pretax income driven by continued strong revenues in Fixed Income, private equity unrealized gains in Investment Banking, and initiatives taken to lower the division’s break-even point.

“Looking ahead, we remain well positioned to connect markets east and west as Asia’s global investment bank to deliver value-added products and services for our clients and contribute to economic growth.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 105.25 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2013/14 Q3	QoQ	YoY
Net revenue	Y128bn	+7%	+34%
Income before income taxes	Y47.7bn	+19%	+135%

Net revenue in Retail increased 7 percent quarter on quarter and 34 percent year on year to 128 billion yen. Income before income taxes grew 19 percent from the prior quarter and 135 percent over the same period last year to 47.7 billion yen.

Demand for stocks and investment trusts grew during the quarter as retail investors took on more risk on the back of the market rally and yen depreciation. Retail client assets climbed to a record 96 trillion yen supported by favorable market conditions.

As of the end of December 2013, applications for Nippon Individual Savings Accounts (NISA) totaled 1.16 million.

Asset Management

	FY2013/14 Q3	QoQ	YoY
Net revenue	Y21.2bn	+14%	+13%
Income before income taxes	Y8.9bn	+45%	+22%

Asset Management reported net revenue of 21.2 billion yen, up 14 percent from the previous quarter and 13 percent compared to the third quarter last year. Income before income taxes jumped 45 percent sequentially and 22 percent year on year to 8.9 billion yen.

Net assets under management reached a record 32.9 trillion yen driven by new fund inflows and robust market conditions.

The investment trust business saw inflows into investment trusts, mainly for stocks, while the investment advisory business booked inflows from an additional mandate in Japan to manage bonds for a public pension fund, and internationally from a diverse range of products such as stocks and bonds.

Wholesale

	FY2013/14 Q3	QoQ	YoY
Net revenue	Y188.7bn	+3%	-0.2%
Income before income taxes	Y27.8bn	+10%	-37%

Wholesale booked net revenue of 188.7 billion yen, up 3 percent from last quarter and roughly flat year on year. Income before income taxes increased 10 percent quarter on quarter to 27.8 billion yen, representing a decline of 37 percent compared to the same quarter last year. Higher revenues in Japan and the Americas led to an improved revenue mix across regions.

Global Markets reported net revenue in line with the prior quarter on stronger revenues in Fixed Income in EMEA and the Americas.

Fixed Income net revenue rose quarter on quarter as Credit and Securitized Products revenues increased due to the improved market environment.

While Equities net revenue softened from the previous quarter due to a slowdown in the Derivatives business, stronger flows from primary transactions contributed to robust revenues in Cash Equities.

Investment Banking revenues declined in Japan due to a reduction in the overall fee pool and large ECM transactions. However, internationally IPOs drove growth in ECM related revenues.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, Nomura’s total capital ratio was 14 percent and its Tier 1 ratio was 12 percent under Basel 3. Nomura had total assets of 43.6 trillion yen and shareholders’ equity of 2.5 trillion yen. Gross leverage was 17.5 times and net leverage was 10.9 times. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2014 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.